THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 66

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2003

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva N1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

Total of Sequentially Numbered Pages 66

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the nine months ended September 30, 2003, as filed with the Chilean Superintendence of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: November 25, 2003 By: Claudia Quezada Romero (C.F.O.)

ASSETS
		mm	dd	yr	mm	dd	yr
		09	30	2003	09	30	2002
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		24,452,359			28,799,146
5.11.10.10 Available		311,872			1,071,792
5.11.10.20 Time deposits		240,357			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,225,680			1,330,011
5.11.10.50 Notes receivable (net)	5	2,606,190			2,424,081
5.11.10.60 Sundry debtors (net)	5	221,203			1,542,282
5.11.10.70 Related companies bills receivable and debtors	6	7,102,624			6,188,764
5.11.10.80 Inventories (net)	7	11,421,871			11,277,720
5.11.10.90 Recoverable taxes		380,340			984,641
5.11.20.10 Prepaid expenses	28	861,189			993,644
5.11.20.20 Deferred taxes	8	0			1,264,187
5.11.20.30 Other current assets	9	81,033			1,722,024
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	138,236,271			157,660,934
5.12.10.00 Land	10	40,049,426			46,077,679
5.12.20.00 Constructions and infrastructure works	10	61,459,029			69,228,160
5.12.30.00 Machinery and equipment	10	22,189,266			31,346,163
5.12.40.00 Other fixed assets	10	36,732,931			43,920,820
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	-22,194,381			-32,911,888
5.13.00.00 TOTAL OTHER ASSETS		23,179,313			25,367,119
5.13.10.10 Investments in related companies		0			0
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	15,474,748			17,113,792
5.13.10.40 Higher value of investments (less)	12	-39,253			-4,611
5.13.10.50 Long-term debtors	5	575,444			659,027
5.13.10.60 Long-term related companies bills receivable and debtors	6	0			0
5.13.10.65 Long-term deferred taxes	8	5,382,179			5,078,906
5.13.10.70 Intangible		11,103			12,328
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,775,092			2,507,677
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		185,867,943			211,827,199

LIABILITIES
		mm	dd	yr	mm	dd	yr
		09	30	2003	09	30	2002
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		41,525,240			69,242,535
5.21.10.10 Short-term bank and financial institutions obligations	14	6,288,165			25,413,949
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,337,007			3,000,820
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	28	24,963,083			26,483,113
5.21.10.80 Notes payable		175,612			2,217,612
5.21.10.90 Sundry creditors	30	1,036,741			2,115,558
5.21.20.10 A related company notes and accounts payable	6	3,649,793			3,192,495
5.21.20.20 Provisions	16	622,639			5,122,544
5.21.20.30 Withholdings		366,942			491,038
5.21.20.40 Income tax		68,498			279,237
5.21.20.50 Income received in advance	17	793,164			924,532
5.21.20.60 Deferred taxes	8	222,005			0
5.21.20.70 Other current liabilities		1,591			1,637
5.22.00.00 TOTAL LONG-TERM LIABILITIES		43,170,187			34,519,826
5.22.10.00 Bank and financial institutions obligations	15	19,754,311			8,701,704
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		0			11,215
5.22.40.00 Long-term sundry creditors	30	2,427,058			2,559,330
5.22.50.00 Long-term related companies note and account payable	6	17,221,289			17,931,505
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Other long-term liabilities	8	0			0
5.22.80.00 Others long-term liabilities	17	3,767,529			5,316,072
5.23.00.00 MINORITY INTEREST	18	21,595			81,715
5.24.00.00 TOTAL EQUITY		101,150,921			107,983,123
5.24.10.00 Paid-in capital	19	55,873,978			55,819,732
5.24.20.00 Capital revaluation reserves	19	670,488			725,657
5.24.30.00 Share premium	19	28,921,788			28,922,259
5.24.40.00 Other reserves	19	-928,294			3,706,967
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	16,612,961			18,808,508
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	21,212,749			22,832,012
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	-4,599,788			-4,023,504
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accumulated deficit		0			0
5.20.00.00 TOTAL LIABILITIES		185,867,943			211,827,199
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		09	30	2003	09	30	2002
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		-2,690,110			-4,066,203
5.31.11.10 TRADING MARGIN		21,242,967			19,271,681
5.31.11.11 Trading income		95,036,633			90,439,966
5.31.11.12 Operating cost (less)		-73,793,666			-71,168,285
5.31.11.20 Administration and sales expenses (less)		-23,933,077			-23,337,884
5.31.12.00 NON-TRADING INCOME		-2,911,019			-4,491,225
5.31.12.10 Financial income		62,940			136,242
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	20	1,033,201			405,842
5.31.12.40 Related companies investments losses (less)		-1,537			0
5.31.12.50 Amortization lower value of the investment (less)	12	-1,762,375			-959,451
5.31.12.60 Financial expenses (less)		-2,370,121			-3,580,178
5.31.12.70 Other non-operating expenses (less)	20	-226,567			-1,119,786
5.31.12.80 Price-level restatement	21	150,698			270,220
5.31.12.90 Exchange rate differences	22	202,742			355,886
5.31.10.00 Profit before income tax and extraordinary items		-5,601,129			-8,557,428
5.31.20.00 Income tax	8	181,195			4,529,197
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		-5,419,934			-4,028,231
5.31.50.00 Minority interest		6,390			4,692
5.31.00.00 NET PROFIT (LOSS)		-5,413,544			-4,023,539
5.32.00.00 Amortization of higher value of investments	12	813,756			35
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		-4,599,788			-4,023,504

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		09	30	2003	09	30	2002
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-2,965,201			-5,822,154
5.41.11.10 Collection from debtors from sales		113,903,733			117,691,932
5.41.11.20 Financial income received		53,952			634,261
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		267,572			64,220
5.41.11.50 Payments to suppliers and personnel (less)		-114,466,013			-119,948,556
5.41.11.60 Paid interest (less)		-2,242,181			-2,840,840
5.41.11.70 Paid income tax (less)		-12,336			-8,561
5.41.11.80 Other paid expenses (less)		-67,564			-637,044
5.41.11.90 Paid Value Added Tax and other similar (less)		-402,364			-777,566
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		864,957			-3,397,989
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		6,,099,562			9,464,076
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		5,927,495			727,790
5.41.12.30 Other sources of financing		-19,984			0
5.41.12.35 Payment of Dividends (less)		0			-121,381
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		-10,977,838			-13,419,323
5.41.12.50 Payment of obligations with the public (less)		-164,278			-49,151
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		798,139			7,103,148
5.41.13.05 Sale of Fixed Assets		4,952,642			7,811,643
5.41.13.10 Sale of permanent investments		717,550			0
5.41.13.15 Sale other investments		0			709
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		3,366,121			0
5.41.13.35 Addition of fixed assets (less)		-155,768			-709,204
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		-8,056,085			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		-26,321			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		-1,302,105			-2,116,995
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		-2,788			35,801
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		-1,304,893			-2,081,194
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		1,857,122			3,152,986
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		552,229			1,071,792
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		09	30	2003	09	30	2002
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		-4,599,788			-4,023,504
5.50.20.00 Profit or loss from disposal of assets		-543,124			883,414
5.50.20.10 (Profits) Loss from disposal of fixed assets		83,639			885,736
5.50.20.20 Profits on investments sale (less)		-626,763			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			-2,322
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		3,885,759			-943,070
5.50.30.05 Depreciation of the period		4,455,631			3,718,343
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		-943,204			-3,449,275
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			0
5.50.30.25 Loss accrued on investments in related companies		1,537			0
5.50.30.30 Amortization of lower value of investment		1,762,375			959,451
5.50.30.35 Amortization of higher value of investments (less)		-813,756			-35
5.50.30.40 Net Price-Level restatement		-150,698			-270,220
5.50.30.45 Net exchange rate gains/losses		-202,742			-355,886
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		-223,384			-1,545,448
5.50.30.55 Other charges to results that do not represent cash flow		0			0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		-2,079,249			2,885,549
5.50.40.10 Debtors from sales		-212,738			168,402
5.50.40.20 Inventories		-1,127,624			1,906,098
5.50.40.30 Other assets		-738,887			811,049
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		377,592			-4,619,851
5.50.50.10 Accounts payable related to operating results		822,423			-3,084,177
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		73,176			0
5.50.50.40 Other accounts payable related with non-trading income		-265,762			-680,295
5.50.50.50 Payable V.A.T. And other similar (net)		-252,245			-855,379
5.50.60.00 Minority Interest Profits (loss)		-6,391			-4,692
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-2,965,201			-5,822,154

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Chilean Superintendencia de Valores y Seguros, Superintendence of Securities and Insurance, registered the Company Supermercados Unimarc S.A., under N447. In this way the Company be subjected to the control of this Superintendence.

02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the nine-month comprised between January 01 and September 30, 2003 and 2002.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Superintendence of Securities and Insurance. Should any discrepancies occur, the regulations instructed by the Superintendence would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of September 30, 2002 are presented updated by 2.9%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at September 30, 2003. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 1.2% and 1.3% for the periods ended on September 30, 2003 and 2002 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of September 30, 2003 and 2002 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2003	2002
	(Chilean Pesos)
Unidad de Fomento	16,946.030	16,455.200
U.S. Dollar	660.970	748.730
Argentinean Peso	227.294	201.140

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of Bad Debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of September 30, 2003 and 2002 the provisions for debtors from sales and notes receivable for a total amount of ThCh$377,301 and ThCh$273,276, respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin N33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of Fixed Assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under Leasing

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in Related Companies

As of September 30, 2003 and 2002, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin N64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies fixed assets was carried out bearing in mind that when there is evidence that a companys operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter N1358 issued by the Chilean Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N60 of the Colegio de Contadores de Chile A.G. and to the circular letter N 1466 of the Superintendencia de Valores y Seguros.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from Operation

The Companys incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash Flow Statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation

		Percentage of Participation
Taxpayer	Company Name	09-30-2003			09-30-2002
Number		Direct	Indirect	Total	Total
79.960.220-2	Compañia Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
88.461.600-K	Servicios Integrales S.A.	0.0000	0.0000	0.0000	100.0000
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	9.90000	9.9000	100.0000
79.785.340-2	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9549	0.0000	99.9549	99.9550
96.757.830-4	Administradora y Servicios Talcahuano S.A.	0.0000	0.0000	0.0000	100.0000
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.480-4	Administradora de Recursos S.A.	0.0000	0.0000	0.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.825.920-2	Administradora y Servicios Temuco S.A.	0.0000	0.0000	0.0000	100.0000
96.833.720-3	Administradora y Servicios Chillan S.A.	0.0000	0.0000	0.0000	100.0000
96.833.710-6	Servicios de Proteccion y Seguridad S.A	0.0000	0.0000	0.0000	100.0000
96.336.500-2	Administradora y Serv. Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
96.836.520-7	Administradora y Servicios Cordillera S.A.	0.0000	0.0000	0.0000	100.0000
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	51.0800	51.0800	51.0800
96.879.010-2	Administradora y Servicios Rancagua S.A.	0.0000	0.0000	0.0000	100.0000
96.879.030-7	Administradora y Servicios Viña del Mar S.A.	0.0000	0.0000	0.0000	100.0000
96.879.090-0	Administradora y Servicios Santiago Part Time S.A.	0.0000	0.0000	0.0000	100.0000
96.879.060-9	Administradora y Servicios Macul S.A.	0.0000	0.0000	0.0000	100.0000
96.879.080-3	Gestion de Servicios e Inversion S.A.	0.0000	0.0000	0.0000	100.0000
96.879.040-4	Administradora y Servicios Curico S.A.	0.0000	0.0000	0.0000	100.0000
96.879.050-1	Administradora y Servicios Concepcion S.A.	0.0000	0.0000	0.0000	100.0000
96.879.000-5	Administradora y Servicios Maipu S.A.	0.0000	0.0000	0.0000	100.0000
96.879.070-6	Administradora y Servicios Part Time Provincia S.A.	0.0000	0.0000	0.0000	100.0000
96.836.500-2	Administradora Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
96.836.510-K	Administradora y Servicios Machali S.A.	0.0000	0.0000	0.0000	100.0000
96.879.020-K	Administradora y Servicios Oriente S.A.	0.0000	0.0000	0.0000	100.0000
96.913.160-9	Servicios Generales S.A	0.0000	0.0000	0.0000	100.0000
96.797.780-2	Servicios de Personal Austral S.A.	0.0000	0.0000	0.0000	100.0000
96.798.240-7	Adm. Austral S.A.	0.0000	0.0000	0.0000	100.0000
96.898.500-0	Servicios de Atencion Personalizada S.A.	0.0000	0.0000	0.0000	100.0000
96.898.490-K	Empresa de Gestion y Administracion S.A.	0.0000	0.0000	0.0000	100.0000

03. ACCOUNTING CHANGES

During the nine-month period comprised between January 1 and September 30, 2003 there have been no changes in the application of accounting principles as compared to the previous period.

04. NEGOTIABLE SECURITIES

As of September 30, 2003 and 2002, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.

Composition of the Balance
INSTRUMENTS	BOOK VALUE
	09-30-2003	09-30-2002

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current
	09-30-2003	09-30-2002	09-30-2003	09-30-2002		09-30-2003	09-30-2002	09-30-2003	09-30-2002
Debtors from sales	1,225,680	1,330,011	0	0	1,225,680	1,225,680	1,330,011	0	0
Estimation of bad debt	0	0	0	0	0	0	0	0	0
Notes receivable	2,983,492	2,697,357	0	0	2,983,492	2,606,190	2,424,081	0	0
Estimation of bad debt	0	0	0	0	377,302	0	0	0	0
Sundry debtors	221,203	1,542,282	0	0	221,203	221,203	1,542,282	575,444	659,027
Estimation of bad debt	0	0	0	0	0	0	0	0
						Total long-term Debtors		575,444	659,027

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:

Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG -TERM
		09-30-2003	09-30-2002	09-30-2003	09-30-2002
88,541,600-4	Inversiones Errazuriz Ltda.	4,629,905	6,148,477	0	0
0-E	Multideal	384	103	0	0
0-E	Capillitas	1,678	0	0	0
94,716,000-1	Renta Nacional Cia. Seguros de Vida S.A.	0	1,588	0	0
0-E	Puerta Grande	0	38,596	0	0
96,680,010-0	Mercantil Cidef S.A.	2,470,657	0	0	0
TOTALS		7,102,624	6,188,764	0	0
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG -TERM
		09-30-2003	09-30-2002	09-30-2003	09-30-2002
94,510,000-1	Renta Nacional Cia. Seguros Grales S.A.	2,486	2,929	0	0
94,716,000-1	Renta Nacional Cia. Seguros de Vida S.A.	413,417	0	17,221,289	17,931,505
0-E	Unitrade Interamericana	37,562	34,308	0	0
0-E	Cidef Argentina	149,817	634,602	0	0
0-E	Puerta Grande	57,180	0	0	0
88,163,300-0	Inversiones Culenar S.A.	2,114,383	2,081,562	0	0
79,809,460-2	Inmobiliaria y Constructora Nacional S.A.	0	438,204	0	0
0-E	Tauro	871,988	0	0	0
96,591,240-1	Gafonac S.A.	2,960	0	0	0
0-E	Capillitas	0	890	0	0
TOTALS		3,649,793	3,192,495	17,221,289	17,931,505

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2003		09-30-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Comercial Cidef S.A.	96.622.770-2	COMM. ADM.	CURR. ACCT. RECEIVABLE	92,298	0	0	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	COMM. ADM.	CURR. ACCT. RECEIVABLE	776,789	0	0	0
Inversiones Errazuriz Ltda.	88,541,600-4	COMM. ADM.	CURR. ACCT. RECEIVABLE	25,145,463	0	6,331,372	0
Inmobiliaria y Constructora Nacional S.A.	79,809,460-2	COMM. ADM.	CURR. ACCT. RECEIVABLE	754,388	5	523,419	0
Viñedos Errazuriz Ovalle S.A.	96.822.650-9	COMM. ADM.	CURR. ACCT. PAYABLE	2,401,852	0	0	0
Impresos Loma Blanca	96.574.110-0	COMM. ADM.	CURR. ACCT. RECEIVABLE	62,567	0	0	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	COMM. ADM.	CURR. ACCT. PAYABLE	98,342	0	0	0
Inversiones Financieras S.A.	79,902,880-8	COMM. ADM.	CURR. ACCT. RECEIVABLE	1,609,207	0	6,977,580	0
Compañia de Salitre y Yodo	96.630.310-7	COMM. ADM.	CURR. ACCT. RECEIVABLE	175,197	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	COMM. ADM.	CURR. ACCT. RECEIVABLE	117,350	0	0	0
Gafonac S.A.	96.591.240-1	COMM. ADM.	CURR. ACCT. RECEIVABLE	1,950,856	0	0	0
Infonac S.A.	96.524.230-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	492,361	0	0	0
Ganadera y Forestal Nacional Ltda.	78,776,710-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	1,916,960	0	3,914,718	0
Corporacion de Inv. y Des. Financiero Cidef S.A.	96,923,970-1	COMM. ADM.	CURR. ACCT. RECEIVABLE	3,268,231	0	5,207,480	0
Ingenieria y Computacion S.A.	86.344.500-0	COMM. ADM.	DEBTORES FROM SALES	0	0	164	0
Empresa Nacional de Pesca S.A.	96.540.500-3	COMM ADM.	CURR. ACCT. RECEIVABLE	0	0	36,712	31,112
Agricola Pichilemu S.A.	78,776,810-5	COMM.ADM.	CURR. ACCT. RECEIVABLE	182,483	0	0	0
Pesquera Nacional S.A.	96.850.700-1	COMM. ADM.	CURR. ACCT. RECEIVABLE	69,690	0	57,897	0
Alimentos Nacionales S.A.	96.587.510-7	SHARELHOLDER	DEBTORS FROM SALES	78,534	66,554	0	0
Unimarc Internacional S.A.	88.486.700-2	COMM. ADM.	DEBTORS FROM SALES	99,156	84,031	0	0
Interagro Comercio y Ganado S.A.	88,486,800-9	AFFILIATE	DEBTORS FROM SALES	183,989	0	0	0
Mercantil Cidef S.A.	96,680,010-0	COMM. ADM.	INVOICES PAYABLE	0	0	742,148	0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	SHARELHOLDER	INVOICES PAYABLE	3,430,000	-85,138	0	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	COMM. ADM.	INVOICES PAYABLE	0	0	77,480	0
Empresa Nacional de Pesca S.A.	96.540.500-3	COMM ADM.	INVOICES PAYABLE	47,439	0	0	0
Gafonac S.A.	78.776.710-9	COMM. ADM.	INVOICES PAYABLE	98,251	0	108,288	91,769

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2003		09-30-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Administradora de Mutuos Hipotecarios Mi Casa S.A.	96.786.870-1	SHAREHOLDER	CURR. ACCTS. PAYABLE	60,629	0	0	0
Comercial Maule S.A.	79.780.600-5	COMM. ADM.	INVOICES PAYABLE	21,523	0	255,111	0
Corporacion de Inv. y Desarrollo Fin. Cidef S.A.	96.923.970-1	COMM. ADM.	INVOICES PAYABLE	106,333	90,113	618,152	0
Agricola Pichilemu	78.776.810-5	COMM. ADM.	INVOICES PAYABLE	80,758	68,439	0	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	COMM. ADM.	INVOICES. PAYABLE	0	0	135,411	114,755
Interagro Comercio y Ganado S.A.	88,486,800-9	AFFILIATE	INVOICES PAYABLE	414,879	351,592	0	0
Fruticola Nacional S.A.	79,804,350-1	SHAREHOLDER	DEBTORS FROM SALES	198,893	0	309,212	262,437
Gafonac Ltda.	78.776.710-9	COMM. ADM.	DEBTORS FROM SALES	232,632	0	780,221	661,205
Corporacion de Inv. y Desarrollo Fin. Cidef S.A.	96.923.970-1	COMM. ADM	DEBTORS FROM SALES	0	0	912,572	0
Salmones de Chile S.A.	96,914,410-7	COMM. ADM.	CURR. ACCTS. PAYABLE	17,006	2,318	0	0
Sociedad Inversiones Financieras Ltda.	79,902,880-8	COMM. ADM.	CURR. ACCTS. PAYABLE	12,318	0	8,164,257	0
Cidef Argentina S.A.	96.621.750-2	COMM. ADM.	CURR. ACCTS. PAYABLE	149,817	0	0	0
Corporacion de Inv. y Desarrollo Fin. Cidef S.A.	96.923.970-1	COMM. ADM.	CURR. ACCTS PAYABLE	117,267	0	130,072	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	COMM. ADM.	CURR. ACCTS. PAYABLE	380,475	0	0	0
Agricola Pichilemu S.A.	78.776.810-5	COMM, ADM.	CURR. ACCTS. PAYABLE	1,045,481	0	932,049	0
Inversiones Errazuriz Ltda.	88,541,600-4	COMM. ADM.	CURR. ACCTS. PAYABLE	24,222,176	29,624	4,935,156	0
Interagro Comercio y Ganado S.A.	88,486,800-9	AFFILIATE	CURR. ACCTS. PAYABLE	3,085,574	0	0	0
Puerta Grande	96.621.750-2	COMM. ADM.	CURR. ACCTS. PAYABLE	57,180	0	0	0
Ganadera Forestal Nacional S.A.	96,591,240-1	COMM. ADM.	CURR. ACCTS. PAYABLE	3,940,441	0	428,978	0
Ganadera Forestal Nacional Ltda.	78,776,710-9	COMM. ADM.	CURR. ACCTS. PAYABLE	392,452	0	2,120,274	0
Mercantil Cidef S.A.	96.680.010-0	COMM. ADM.	CURR. ACCTS. PAYABLE	212,638	0	0	0
Inversiones Culenar S.A.	88.163.300-0	COMM. ADM.	CURR. ACCTS. PAYABLE	272,185	0	0	0
Tauro	96.621.750-2	COMM. ADM.	CURR. ACCTS. PAYABLE	871,988	0	0	0
Unitrade	96.621.750-2	COMM. ADM.	CURR. ACCTS. PAYABLE	37,562	0	0	0
Renta Nacional Cia. Seguros de Vida S.A.	94,716,000-1	SHAREHOLDER	CURR. ACCTS. PAYABLE	18,144,586	0	0	0
Automotriz Proton S.A.	96.704.480-0	COMM. ADM.	CURR. ACCTS. PAYABLE	40,542	0	0	0
Interagro Comercio y Ganado S.A.	88,486,800-9	AFFILIATE	CURR. ACCTS. RECEIVABLE	1,519,636	0	0	0
Agricola Paredones S.A.	96,630,320-4	COMM. ADM.	CURR. ACCTS. RECEIVABLE	105,904	0	1,010,700	0
Administradora Austral S.A.	96,798,240-7	COMM. ADM.	CURR. ACCTS. RECEIVABLE	0	0	0	0
Minera Copiapo S.A.	96.623.750-3	COMM. ADM.	CURR. ACCTS. RECEIVABLE	0	0	4,798,347	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2003		09-30-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
	96,799,180-5	AFFILIATE	CURR. ACCT. RECEIVABLE	0	0	0	0
Cidef Comercial S.A.	79,780,600-5	COMM. ADM.	CURR. ACCT. RECEIVABLE	3,388,485	0	5,127,864	0
UMS S.A.	96,509,820-8	COMM. ADM.	CURR. ACCT. RECEIVABLE	26,224,191	0	0	0
Comercial Unimarc S.A.	87,678,100-K	AFFILIATE	CURR. ACCT. PAYABLE	0	0	0	0
Inmobiliaria y Constructora Nacional S.A.	79,809,460-2	COMM. ADM.	INVOICES PAYABLE	312,139	0	467,007	0
Administradora Austral S.A.	96,798,240-7	COMM. ADM.	INVOICES PAYABLE	0	0	0	0
UMS S.A.	96.509.820-8	COMM. ADM.	INVOICES PAYABLE	11,688,671	0	2,084,385	1,766,428
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	COMM. ADM.	INVOICES PAYABLE	0	0	7,571,982	0
Cia Salitre Y Yodo S.A.	96,630,310-7	COMM. ADM.	CURR. ACCT. RECEIVABLE	0	0	0	0
Infonac S.A.	96,524,230-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	0	0	0	0
Sociedad Contractual Minera Cia. Salitre y Yodo	96,630,310-7	COMM. ADM.	CURR. ACCT. PAYABLE	286,639	0	0	0
Esparragos de Valdivia S.A.	79,838,780-4	COMM. ADM.	CURR. ACCT. PAYABLE	136,023	0	0	0
Cidef Comercial S.A.	79,780,600-5	COMM. ADM.	CURR. ACCT. PAYABLE	117,960	0	660,133	0
Impresos Loma Blanca S.A.	96,574,110-0	COMM. ADM.	INVOICES PAYABLE	46,388	0	0	0
Viñedos Errazuriz Ovalle S.A.	96,822,650-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	410,698	0	0	0
Servicios Generales S.A.	96,913,160-9	COMM. ADM.	CURR. ACCT. RECEIVABLE	0	0	0	0
Fruticola Nacional S.A.	79,804,350-1	SHAREHOLDER	CURR. ACCT. RECEIVABLE	1,459,882	0	0	0
Comercial Cidef S.A.	96,622,770-2	COMM. ADM.	CURR. ACCT. RECEIVABLE	0	0	0	0
Viñedos Errazuriz Ovalle S.A.	96.822.650-9	COMM. ADM.	DEBTORS FROM SALES	302,327	256,209	0	0
Comercial Cidef S.A.	96.622.770-2	COMM. ADM.	DEBTORS FROM SALES	0	0	95,118	80,608
Alimentos Nacionales S.A.	96,587,510-7	SHAREHOLDER	DEBTORS FROM SALES	0	0	0	0
Ingenac S.A.	86.998.400-0	COMM. ADM.	DEBTORS FROM SALES	0	0	0	0
Unimarc Organizacion y Servicios S.A.	79,785,340-2	AFFILIATE	INVOICES PAYABLE	1,522,642	1,499	0	0
Mercantil Cidef S.A.	96,680,010-0	COMM. ADM.	CURR. ACCT. PAYABLE	0	0	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	09-30-2003		09-30-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Administradora Austral S.A.	96,798,240-7	COMM. ADM.	CURR. ACCT. PAYABLE	0	0	0	0
Fruticola Nacional S.A.	79.804.350-1	AFFILIATE	CURR. ACCT. PAYABLE	90,083	0	213,010	180,517
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	COMM. ADM.	CURR. ACCT. PAYABLE	238,001	0	2,227,524	0
Impresos Loma Blanca S.A.	96.574.110-0	COMM. ADM.	CURR. ACCT. PAYABLE	193,519	0	0	0
Inversiones Pozo Almonte S.A.	96.542.240-4	COMM. ADM.	CURR. ACCT. PAYABLE	611,114	677	0	0
Comercial Unimarc S.A.	87,678,100-K	AFFILIATE	INVOICES PAYABLE	0	0	0	0
UMS S.A.	96.509.920-8	COMM. ADM.	CURR. ACCT PAYABLE	16,931,661	0	0	0
Pesquera Bahia Coronel S.A.	96.657.460-7	COMM. ADM.	CURR. ACCT. PAYABLE	112,350	0	0	0

07. INVENTORY

This item, as of September 30, 2003 and 2002, is structured as follows:

Items	2003	2002
	M$	M$

Inventories	11,421,871	11,203,425
Imports	0	74,295

Total	11,421,871	11,277,720

08. DEFERRED TAXES AND INCOME TAXES Deferred Taxes

ITEMS	09-30-2003				09-30-2002
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
PROVISION FOR BAD DEBTS	39,310	51,313	0	0	9,018	36,073	0	0
ANTICIPATED INCOME	0	0	0	0	0	0	0	0
HOLIDAYS PROVISIONS	6,852	0	0	0	69,889	0	0	0
INTANGIBLES AMORTIZATION	0	0	0	0	0	0	0	0
ASSETS IN LEASING	4,721	19,457	22,683	0	0	0	5,633	28,162
MANUFACTURING EXPENSES	0	0	0	0	0	0	0	0
FIXED ASSETS DEPRECIATION	0	0	196,433	784,615	0	0	288,250	1,154,018
SEVERANCE PAY BASED ON YEARS OF SERVICE	0	0	0	61,668	0	0	0	0
OTHER EVENTS	0	0	0	0	33,391	2,581	0	41,148
TAX LOSSES OF THE PERIOD	0	5,909,436	0	0	1,504,602	6,018,406	0	0
ACCUMULATED TAX LOSSES	0	0	0	0	0	0	0	0
PROFIT FROM LEASEBACK DIFFERENCE	60,239	248,256	0	0	61,294	245,174	0	0
PREPAID EXPENSES	0	0	115,275	0	0	0	120,124	0
PROVISION FOR COURT CASES	1,264	0	0	0	0	0	0	0
OTHER LIABILITIES	0	0	0	0	0	0	0	0
OTHERS
RELATED ACCOUNTS-NET OF AMORTIZATION	0	0	0	0	0	0	0	0
VALUATION PROVISION	0	0	0	0	0	0	0	0
TOTALS	112,386	6,228,462	334,391	846,283	1,678,194	6,302,234	414,007	1,223,328

08. DEFERRED TAXES AND INCOME TAXES Income Tax

Items	09-30-2003	09-30-2002

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	181,195	4,529,197
Tax benefits due to tax losses
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	181,195	4,529,197

09. OTHER CURRENT ASSETS

As of September 30, 2003 and 2002, the following concepts are presented under this item:

Items	2003	2002
	M$	M$

Accounts receivables (Argentine)	0	69,849
Leasing and Insurance deferred VAT	16,201	11,228
Other	50,930	23,757
Customer Duty	13,902	13,160
KfW Liabilities Deposit	0	1,604,030

Total	81,033	1,722,024

10. FIXED ASSETS

Fixed Assets, as of September 30, 2003 and 2002, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2003 M$			2002 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	40,049,426	0	40,049,426	46,077,679	0	46,077,679
Construction and infrastructure works	61,459,029	-6,406,660	55,052,369	69,228,160	-6,108,555	63,119,605
Machinery and Equipments equipment	22,189,266	-8,075,048	14,114,218	31,346,163	-14,920,714	16,425,449

Other Fixed Assets

Furniture and Fixtures	4,302,050	-2,035,437	2,266,613	8,728,355	-5,687,551	3,040,804
Facilities	11,018,115	-3,670,931	7,347,184	13,651,480	-4,795,458	8,856,022
Works in progress	1,774,269	0	1,774,269	1,882,020	0	1,882,020
Assets in Leasing	19,638,497	-2,006,305	17,632,192	19,658,965	-1,399,610	18,259,355
Other Fixed Assets	0	0	0	0	0	0

Totals	160,430,652	-22,194,381	138,236,271	190,572,822	-32,911,888	157,660,934

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,577,211	231	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	749	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	2,196	29	10-04-05	US$+TIP
Cit Leasing Chile Ltda.	Computational Equipment	6,893	42	04-03-04	US$+TIP
Renta Nacional Compañia de Seguros de Vida S.A.	SM La Florida	17,432,807	294	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	44,769	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	89,979	29	10-04-05	US$+TIP
Hipermarc Argentina	Computational Equipment	169,158	29	10-04-05	US$+TIP
HSBC Bank USA	Machinery and Equipment	50,010		01-01-03	UF+0.95%
Hipermarc Argentina	Machinery and Equipment	83,836
Deferred Profit Lease Back	SM La Florida	(1,825,416)

Totals		17,632,192

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					09-30-03	09-30-02	09-30-03	3109-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02
				0	0,0000	0,0000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL													0	0	0	0	0	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the companys equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSAs financial statements the fixed assets are included at their original value, without considering the experts appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

12. HIGHER AND LOWER VALUE OF INVESTMENTS Lower Value

TAXPAYER NUMBER	COMPANY	09-30-2003		09-30-2002
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

96.621.750-2	SUPERMERCADOS HIPERMAC S.A.	536.841	8.304.442	536.850	9.020.379
96.799.180-5		344.134	5.860.490	340.290	6.314.269
88.627.400-9	UNIMARC ABASTECIMIENTO S.A.	63.896	1.263.725	63.897	1.348.942
96.898.490-K		0	0	18.366	429.200
96.629.940-1	TRANSPORTE SANTA MARIA S.A.	0	0	27	564
96.800.910-9	PUBLICIDAD Y PROMOCIONES UNIMARC S.A.	0	0	21	438
88.461.600-K	SERVICIOS INTEGRALES S.A.	816.322	0	0	0
87.678.300-2	COMERCIAL S.M. RANCAGUA S.A.	1.182	46.091	0	0
Total		1.762.375	15.474.748	959.451	17.113.792

12. HIGHER AND LOWER VALUE OF INVESTMENTS Higher Value

TAXPAYER NUMBER	COMPANY	09-30-2003		09-30-2002
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

96,785,510-3	INMOBILIARIA Y CONSTRUCTORA S.A.	0	0	35	4,611
96,800,910-9	PUBLICIDAD Y PROMOCIONES UNIMARC S.A.	571,317	0	0	0
86,360,500-8	ADMINISTRADORA DE SUPERMERCADOS S.A.	3,240	39,253	0	0
87,678,300-2	COMERCIAL SM.RANCAGUA S.A.	194,317	0	0	0
96,825,920-2	ADM.Y SERV.TEMUCO S.A.	961	0	0	0
96,833,710-6	SERVICIOS DE PROTECCION Y SEGURIDAD S.A.	1,672	0	0	0
96,833,720-3	ADM.Y SERV.CHILLAN S.A.	1,014	0	0	0
96,836,500-2	ADM.Y SERV.LAS TRANQUERAS S.A.	601	0	0	0
96,836,510-K	ADM.Y SERV.MACHALI S.A.	702	0	0	0
96,836,520-7	ADM.Y SERV.CORDILLERA S.A.	819	0	0	0
96,757,830-4	ADM.Y SERV.TALCAHUANO S.A.	766	0	0	0
96,799,480-4	ADMINISTRADORA DE RECURSOS S.A.	12,916	0	0	0
96,621,750-2		25,431	0	0	0
	TOTAL	813,756	38,253	35	4,611

13. OTHER (From Other Assets)

As of September 30, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2003	2002
	M$	M$

Warranties	931,050	1,277,487
Computational System Project	634,422	1,155,773
Other Taxes to be recovered from Subsidiary in Argentina	0	0
Other long-term Assets	189,620	74,417

Total	1,755,092	2,507,677

14. SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2003 and 2002, is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02	09-30-03	09-30-02
Short Term (code 5.21.10.10)
97,041,000-7	BANCO BOSTON	0	17,627,894	0	0	0	0	0	0	0	0	0	0	0	17,627,894
96,621,750-2	BANCO DO BRASIL	0	0	0	0	0	0	0	0	2,236,590	2,479,456	0	0	2,236,590	2,479,456
97,036,000-K	BANCO DE SANTIAGO	0	0	0	0	0	0	0	0	0	0	1,113,957	1,146,835	1,113,957	1,146,835
97,051,000-1	BANCO DEL DESARROLLO	2,770,945	3,046,800	0	0	0	0	0	0	0	0	41,953	853,432	2,812,898	3,900,232
96,621,750-2	BANCO SUDAMERIS	0	0	0	0	0	0	52,279	0	0	0	0	0	52,279	0
96,621,750-2	LLOYDS BANK	0	0	0	0	0	0	21,400	38,731	0	0	0	0	21,400	38,731
97,032,000-8	BHIF	0	0	0	0	0	0	0	0	20,809	220,801	0	0	20,809	220,801
96,621,750-2	HISPANOAMERICANO	30,232	0	0	0	0	0	0	0	0	0	0	0	30,232	0
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,801,177	20,674,694	0	0	0	0	73,679	38,731	2,257,399	2,700,257	1,155,910	2,000,267	6,288,165	25,413,949
	DEBT CAPITAL AMOUNT	2,800,332	20,355,950	0	0	0	0	73,679	27,306	2,166,262	2,591,610	1,154,960	1,994,688	6,195,233	24,969,554
	Avg. Annual Interest Rate	4.1	9	0	0	0	0	8	0	8.1	8	0	0
Long Term (Code 5,21,10,20)
97,032,000-8	CORP BANCA	0	0	0	0	0	0	0	0	507,459	474,944	0	0	507,459	474,944
96,621,750-2	KFW	381,904	1,956,379	0	0	0	0	0	0	0	0	0	0	381,904	1,956,379
96,621,750-2	HISPANOAMERICANO	0	110,343	0	0	0	0	0	0	0	0	0	0	0	110,343
96,621,750-2	EXPORT-IMPORT BANK	111,225	160,375	0	0	0	0	0	0	0	0	0	0	111,225	160,375
96,621,750-2	SOCIETE GENERALE	0	0	0	0	0	0	143,381	199,067	0	0	0	0	143,381	199,067
97,018,000-1	SCOTIABANK SUD AMERICANO	0	0	0	0	0	0	0	0	43,253	40,581	0	0	43,253	40,581
97.041.000-7	BANCO BOSTON	2,149,785	0	0	0	0	0	0	0	0	0	0	0	2,149,785	0
96.621.750-2	SUDAMERIS	0	0	0	0	0	0	0	59,131	0	0	0	0	0	59,131
	OTHERS	0	0	0	0	0	0	0	0	0	0	0	0		0
	TOTALS	2,642,914	2,227,097	0	0	0	0	143,381	258,198	550,712	515,525	0	0	3,337,007	3,000,820
	DEBT CAPITAL AMOUNT	2,494,741	1,889,592	0	0	0	0	143,381	215,252	531,396	494,075	0	0	3,169,518	2,598,919
	Avg. Annual Interest Rate	4.1	65	0	0	0	0	6,0	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			58,8200

	Percentage of obligations in domestic currency (%)			41.1800

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of September 30, 2003 and 2002, is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	CORP BANCA	Dollars	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	Euro	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	Yens	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	U.F.	515,777	548,627	1,206,866	283,581	0	0	2,554,851	8.0	3,041,102
97.023.000-9	CORP BANCA	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	Dollars	497,265	497,265	994,530	2,486,329	0	10	4,475,389	4.3	5,232,140
96.621.750-2	KFW	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Dollars	0	0	0	0	0	0	0	0	34,253
96.621.750-2	HISPANOAMERICANO	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	HISPANOAMERICANO	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	Dollars	0	0	0	0	0	0	0	4.9	129,434
96.621.750-2	EXPORT IMPORT BANK	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	EXPORT IMPORT BANK	Non adjustable pesos	0	0	0	0	0	0	0	0	0

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
96.621.750-2	EXPORT IMPORT BANK	Other currencies	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Dollars	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Euro	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Yens	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	U.F.	45,659	16,130	0	0	0	0	61,789	8.0	104,372
97.018.000-1	SCOTIABANK SUD AMERICANO	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.018.000-1	SCOTIABANK SUD AMERICANO	Other currencies	0	0	0	0	0	0	0	0	0
97.041.000-7	BANCO BOSTON	Dollars	2,643,880	2,643,880	6,944,380	0	0	0	12,232,140	4.04	0
97.041.000-7	BANCO BOSTON	Euro	0	0	0	0	0	0	0	0	0
97.041.000-7	BANCO BOSTON	Yens	0	0	0	0	0	0	0	0	0
97.041.000-7	BANCO BOSTON	U.F.	0	0	0	0	0	0	0	0	0
97.041.000-7	BANCO BOSTON	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.041.000-7	BANCO BOSTON	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	SUDAMERIS	Dollars	0	0	0	0	0	0	0	0	0
96.621.750-2	SUDAMERIS	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	SUDAMERIS	Yens	0	0	0	0	0	0	0	0	0
96.621.750.2	SUDAMERIS	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	SUDAMERIS	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	SUDAMERIS	Other currencies	0	0	0	0	0	0	0	0	8,279
96.621.750-2	SOCIETE GENERALE	Dollars	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	Other currencies	143,380	143,380	143,382	0	0	0	430,142	6.0	152,124
TOTAL			3.845.961	3.849.282	9,289,158	2,769,910	0		19,754,311		8,701,704
Percentage of obligations in foreign currency (%)	86,7500

Percentage of obligations in domestic currency (%)	13.2500

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of September 30, 2003 and 2002, the breakdown of this item is the following:

Items	2003	2002
	M$	M$
Holidays Provisions	41,198	426,884
Expenses Provisions	0	185,525
Judgement Provisions	0	0
Monetary Argentine Provisions	0	4,245,229
Provision debtors	162,789
Other	418,652	264,906
Total	622,639	5,122,544

17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years term of the Supermarket premises in Argentina. During the year 2002, the amount to be accrued is shown under the item Income received in advance of current liabilities.

Items	Short-term		Long-term
	2003	2002	2003	2002
	M$	M$	M$	M$

Income received in advance (Hipermarc)	793,164	924,532	3,767,529	5,316,072

Total	793,164	924,532	3,767,529	5,316,072

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$21,595 and ThCh$81,715 as of September 30, 2003 and 2002, respectively. These amounts correspond to the acknowledgment of the minority shareholders proportion of the equities of the consolidated subsidiaries, according to the following breakdown:

Company	Percentage of Share		Amount
	2003	2002	2003	2002
	%	%	M$	M$

Administradora de Supermercados S.A.	0.06400	0.06400	6,162	6,440
Transportes Santa Maria S.A.	2.00000	2.00000	-4,988	-720
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,901	3,246
Unimarc Organizacion y Serv. S.A.	0.04500	0.04500	17,498	20,785
Inmobiliaria y Supermercados S.A.	0.00004	0.00006	9	16
Inmobiliaria y Constructora S.A.	48.92000	48.92000	0	51,944
Supermercados Hipermarc S.A.	0.00001	0.00001	3	4

Total			21,595	81,715

19. CHANGES IN EQUITY

The equity variations of the 2003 and 2002 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$(3,366,120) and ThCh$2,482,851 (historic figure) as of September 30, 2003 and 2002 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin N64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Securities and Insurance Superintendence, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Securities and Insurance Superintendence and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

09-30-2003										09-30-2002
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	55,873,978	0	28,578,842	2,408,919	0	22,561,023	0	0	-1,599,808	54,246,581	0	27,746,448	1,105,275	0	22,019,328	0	0	0
Distribution Previous Period	0	0	0	0	0	-1,599,808	0	0	1,599,808	0	0	0	0	0	0	0	0	0
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	-3,366,120	0	0	0	0	0	0	0	0	2,482,851	0	0	0	0	0
Own Capital Revaluation	0	670,488	342,946	28,907	0	251,534	0	0	0	0	705,206	360,704	14,369	0	286,251	0	0	0
Profit/Loss for the Period	0	0	0	0	0	0	0	0	-4,599,788	0	0	0	0	0	0	0	0	-3,910,111
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-117,035	0	0	0
Closing Balance	55,873,978	670,488	28,921,788	-928,294	0	21,212,749	0	0	-4,599,788	54,246,581	705,206	28,107,152	3,602,495	0	22,188,544	0	0	-3,910,111
Updated Balances										55,819,732	725,657	28,922,259	3,706,967	0	22,832,012	0	0	-4,023,504

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
SINGLE	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
SINGLE	56,544,466	56,544,466

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of September 30, 2003 and 2002, the breakdown of this item is formed as follows

Other non-operating income

Items	2003 M$	2002 M$

Rentals stores	54,365	9,898
Profits from disposal of fixed assets	105,136	36,317
Discount sales	0	0
Cash balance surplus	37,372	20,879
Profits from other assets sale	626,763	139,776
Other non-operating income	209,565	198,972
Total	1,033,201	405,842

Other Non-operating Expenses

Items	2003 M$	2002 M$

Penalties and sanctions	2,557	24,526
Cash account shortage	6,035	8,784
Loss from other assets sale	188,775	1,059,506
Other non-operating expenses	29,200	26,970

Total	226,567	1,119,786

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	09-30-2003	09-30-2002
Inventories		$0	0
Fixed assets		$1,151,606	1,226,543
Investments in related companies		$186,231	233,043
Receivables from related companies		$29,624	199,168
Other non-monetary assets		$18,135	44,429
Accounts of expenses and costs		$0	356,873
Total (charges) credits		1,385,596	2,060,056

LIABILITIES (CHARGES) / CREDITS
Equity		$-1,293,875	-1,404,730
Accounts payable with related companies	$, UF	811	-21,487
Obligations with banks	UF	-61,223	-71,300
Minority interest		$412,552	259,359
Non-monetary liabilities	$, UF	-273,227	-252,994
Income account		$-19,935	-298,685
Total (charges) credits		-1,234,897	-1,789,837
(Loss) Profit due to monetary correction		150,698	270,220

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		09-30-2003	09-30-2002
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	4,585,426
Other non-monetary assets	US$	11,411	24,332
Total (charges) credits		11,411	4,609,758
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	1,588,184	-3,032,370
Other non-monetary liabilities	US$	4,312	-1,221,502
Result from the translation of Argentinean Subsidiary	US$	-1,401,165	0
Total (charges) credits		191,331	-4,253,872
(Loss) Profit due to monetary correction		202,742	355,886

23. CONTINGENCIES & RESTRICTIONS

(a) Direct Commitments

a.1 BBVA (formerly BBVA Banco BHIF)

The balance of the obligation as of September 30, 2003 is ThCh$20,809, the creditor of which is BBVA. The obligation claimed corresponds to the balance of the original credit amounting to 55,776 unidades de fomento (U.F.: Indexed Units) of capital granted on April 27, 1991. On May 18, 2003, the amount of $192,344,683, corresponding to the owed capital was paid, there being pending the determination of the outstanding interest accrued. A provision in the amount of ThCh$20,809 has been set to that effect.

The problem rose when Supermercados Unimarc S.A. rendered this debt as extinguished offsetting same with the results of the Adjustment Account agreed on July 23, 1989, originated by the sale of the former Banco Nacional shares to the Said Group. The Bank, currently known as BBVA, took on said obligations, which have not been fulfilled. Although the Bank has the obligation to do so, it has not rendered accounts of the administration of the credits included in the Adjustment Accounts, originating the lawsuit.

The collateral for this credit is a group of vehicles (trucks and vans) owned by Transportes Santa Maria S.A., an associated company. The vehicles are pledged in favor of said Bank. As of the date hereof the credit appears as unfulfilled because of the controversy between said Bank and the Inverraz Group regarding the differences between the parties about the balance of the price in the sale of the former Banco Nacional, a case that is being heard at an arbitrate court.

Additionally, at present there are several lawsuits between BBVA and the companies of the Errazuriz Group. Their origin is the acquisition of former Banco Nacional and the rearrangement of the debts of several companies, including Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira Ovalle and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of ten of them which award has favored the companies of the Errazuriz Group. The verdict stipulates the Bank has to additionally pay amounts higher than U.F. 109,178.46 plus interest, which could cause the amounts to rise above U.F. 250,000. The Bank, on the other hand, appears claiming a summary proceeding in the amount of U.F. 2,554.23 (plus ThCh$10,533 for personal costs and ThCh$180 for procedural costs). All of these amounts shall be paid prior to September 8, 2003. As a consequence of the foregoing, the existing attachment over the real estate located at Manquehue Street should be released, therefore same should become free from any encumbrances.

(i) Claims being heard at an Arbitrating Venue

At present there are 28 claims - Arbitration Folders; each one bears the name Folder N 01 though 28, plus one called Book and another one called Principal. The 28 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Ex Banco Nacional, the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of Banco BBVA Banco Bhif of the Book "Los Secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnities are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder number 1, favorable sentence awarded.

Folder number 2, favorable sentence awarded.

Folder number 3, favorable sentence awarded.

Folder number 4, sentence awarded.

Folder number 5, favorable sentence awarded.

Folder number 6, favorable sentence awarded.

Folder number 7, favorable sentence awarded.

Folder number 8, sentence awarded.

Folder number 9, sentence awarded.

Folder number 10, favorable sentence awarded.

Folder number 11, favorable sentence awarded.

Folder number 12, favorable sentence awarded.

Folder number 13, currently awaiting the citation to hear the final sentence.

Folder number 14, currently awaiting the citation to hear sentence.

Folder number 15, currently awaiting the citation to hear sentence.

Folder number 16, currently awaiting the citation to hear sentence.

Folder number 17, sentence awarded.

Folder number 18, currently awaiting the citation to hear sentence.

Folder number 19, currently awaiting the citation to hear sentence.

Folder number 20, currently in the submittal of evidence stage.

Folder number 21, currently in the submittal of evidence stage.

Folder number 22, currently in the submittal of evidence stage.

Folder number 23, currently in the submittal of evidence stage.

Folder number 24, currently in the submittal of evidence stage.

Folder number 25, currently in the submittal of evidence stage.

Folder number 26, currently in the submittal of evidence stage.

Folder number 27, currently in the submittal of evidence stage.

Folder number 28, currently in the discussion stage.

Folder number 29, currently in the discussion stage.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges add up to a total amount of UF 1,240,250, plus adjustments and interest.

a.2 Banco Scotiabank SudAmericano

Mortgage guarantee over a building and constructions of Supermercado Viña San Martin, in favor of a loan granted by Banco Scotiabank SudAmericano, the net accounting value of which is ThCh$503,278 through a loan which as of September 30, 2003, amounts to ThCh$105,042.

a.3 Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,656,380, ThCh$2,736,452 and ThCh$1,186,869, respectively, through loans granted by Corp Banca which as of September 30, 2003 amount to ThCh$3,062,310.

a.4 Banco del Desarrollo

As of March 31, 2003, the Affiliate Company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,483,867 and ThCh$3,398,016, respectively, and the debts value as of September 30, 2003 amounts to ThCh$2,812,898.

a.5 Banco BankBoston

As of the closing date of these financial statements, the credit for a capital as of September 30, 2003 in the amount of US$ 21,756,346.09 is currently in force and up-to-date in the payment of interest.

In connection with this debt, on December 29, 1998 the company furnished as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. The Senior Management of the Company, is negotiating the aforementioned debt, in reasonable periods of time, as per what had originally been agreed.

Likewise, it is left on record that the parties subscribed an amendment to the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured ion the long term once the suspensive conditions stipulated in said instrument have been complied with. The deadline for the compliance with said conditions was August 04, 2003. At that date the suspensive conditions were partially settled, therefore the term for compliance was extended until August 18, 2003. By that date they were fully complied with at the creditors fullest satisfaction, therefore the credit became structured at the long term.

On May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition contract in order to guarantee to BankBoston N.A., Nassau Branch, the full, effective and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the installments of capital on the payment dates as specified, plus interest, including penalty interest, commissions and additional payments to the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance to the provisions contained in the Civil Code.

Restructuring of Credits with BankBoston N.A., Nassau Branch

On August 04, 2003 the Company subscribed the extension sheets in connection with the promissory notes of the loan contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Credit number 33,169). The above-stated credit contract and the respective debt were subject to restructuring entered into through a private deed by the parties on May 06, 2003. The instrument provides for the extension of the credit until year 2007.

Said restructuring and extensions were subject to the compliance with the suspensive conditions contemplated in the amendment dated May 06, 2003, which on August 18, 2003 were fully complied with at the creditors satisfaction, therefore both the restructuring and extensions became in force with retroactive effect as of the date of execution.

a.6 Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002 before Notary Public Sergio Rodriguez Garces, the parties entered into a transaction and discontinuance of action agreement. As a consequence of said agreement , Supermercados Unimarc S.A. and KfW entered into two new contracts whereby the current loans with said institutions are rescheduled. They are called "Rescheduling Agreements". As of September 30, 2003, the short and long term debts with KfW amount to US$ 7.2 million.

As collateral for said obligations, a pledge is lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices:

Invoice 56-5184-0001-01 CCC Machinery G., assets of the Linde brand.

Invoice 56-5184-0001-02 CCC Machinery G., assets of the Linde brand.

Invoice 56-5184-0001-03 CCC Machinery G., assets of the Linde brand.

Invoice 56-5184-0001-04 CCC Machinery G., assets of the Linde brand.

Invoice 56-5184-0007-01 CCC Machinery G., assets of the AEG Lichttechnik brand

Invoice 56-5184-0008-01 CCC Machinery G., assets of the AEG Lichttechnik brand

Invoice 56-5184-0005-01 CCC Machinery G., assets of the Cefla brand

Invoice 56-5184-0005-02 CCC Machinery G., assets of the Cefla brand

Invoice 56-5184-0003-01 CCC Machinery G., assets of the Miwe brand

Invoice 56-5184-0002-01 CCC Machinery G., assets of the Trane Export LLC brand.

Invoice 56-5184-0017-01 CCC Machinery G., assets of the Artok brand.

(b) Guaranties Received From Third Parties

(b1) Banco Do Brazil

In order to guarantee the credits granted by Banco Do Brazil, the related companies Inverraz Ltda., Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region, Pesquera Bahia Inglesa S.A. and Fruticola Viluco Ltda., have mortgaged assets owned by them. The value of said debt, as of September 30, 2003 amounts to ThCh$2,236,590. The property lodged as collateral is: Land in Zapallar; P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma; and 58 Parcels of land in Fundo Viluco.

(b2) BBVA (former BBVA Banco BHIF)

Complementing the guarantee lodged by the associated company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA Banco BHIF, a group of pick up trucks to guarantee the debt kept by Supermercados Unimarc S.A. with said entity.

(c) Indirect Commitments

(c.1) The Company and other subsidiaries companies of Inversiones Errazuriz Ltda. have informed from 1994 and 1996, regarding their guarantor condition in the payment obligations of Inverraz Ltda. with State Street Bank and Trust Company, dated in those years, in the amounts of ThUS$45,556 and ThUS$65,000 respectively. As it has been stated, the guaranty of the Company is limited to ThUS$13,689 for the credit of the year 1994 and to ThUS$25,230 for the credit of the year 1996. These limits could be eventually incremented in case of bankruptcy or winding up of one or more of the other guarantors, once concluded the respective proceeding that could be initiated against them, and those other companies be wound-up.

On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with said two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions ruled by the Judge hearing the case in said country, Concerning same, the definition of the circuit where the aforesaid appeal in the respective procedural instance should be heard is still pending. As of the date hereof, after the appeal has been submitted, the parties have lodged their respective writs and it is hoped that the audience is programmed during the month of November.

(c.2) On December 31, 1998, the company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santiago, which as of September 30, 2003 amounts to ThCh$5,984,730, the purpose of which is to finance the construction of supermarket facilities for Supermercados Unimarc.

Additionally, on July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santiago obligations that may be undertaken at present or in the future by Salmones y Pesquera Nacional, for an amount of up to US$ 1,000,000.-.

(c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca in the amount of ThCh$3,133,730.

(c.4) On December 22, 1983, the company becomes guarantor of Holandaus NV for debts kept by same with BBVA Banco BHIF. The undertaken asset is Supermercado Manquehue, the value of which is ThCh$2,853,153 as of September 30, 2003. The current debt with Holandaus NV as at that date amounts to ThCh$60,261.

(c.5) On November 13, 2002, before Notary Public Mr. Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., enters into a contract and lodges a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to those companies the full and timely compliance with each and any of the present or future or eventual obligations referred to in this contract, and also those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, especially to guarantee the obligations referred to in Clauses Fifth and Ninth hereof.

(d) Other commitments

(d.1) In a Board of Directors Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have committed or may commit in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 490,733,05 (Argentinean pesos).

(d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (Argentina branch), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to $ARG 6,633,788.74 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

(d.3) On July 10, 2000, the affiliate company Supermercados Hipermarc S.A. entered into a loan agreement with a mortgage guarantee with Banco Societe Generale S.A. for an amount which as of September 30, 2003 amounts to $ARG 2,575,061.92 payable at 5 years. The real right granted to said institution corresponds to the following real estates: Avda. Rivadavia number 5751/5/63, Avda. Rivadavia number 5765/67/69, Yerbal number 1144/46, Yerbal number 1160/62 and Avda. General Roca number 555/57, Vicente Lopez, Province of Buenos Aires. This debt is currently being renegotiated with Bank Societe Generale S.A., and Supermercados Hipermarc S.A. has offered to pay total debt through the transfer to the Bank of a part of the assets guaranteeing the debt.

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned.

(d.4) Export Import Bank

In August 1998, the State Street Bank and Trust Company granted financing to suppliers of Supermercados Unimarc S.A. by US$ 808,996.78. This financing had a credit insurance granted by the Export Import Bank (Ex-Im Bank) of the United States of America, which was exercised by the State Street Bank as said Bank could not accept our requests to reschedule the debt. For this reason, Ex-Im Bank paid the debt to the State Street Bank and is currently rescheduling the payment of said debt with Ex-Im Bank, which is being served on a regular basis. As of September 30, 2003, the outstanding balance including capital and interest amounted to $ 111 million.

(d.5) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados, mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of March 31, 2003 has an accounting value of ThCh$2,707,614, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A., currently has or may have in the future with Corp Banca for an amount of up to UF 200,000 of capital.

(d.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

(d.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

(d.8) On May 30, 2003, before Notary Public Enrique Tornero Figueroa the Extraordinary Shareholders Meeting of company Unimarc Organizacion y Servicios S.A. held on May 27, 2003 was summarized into a Public Deed. Its purpose was to cause the company to become guarantor and/or joint debtor for the present and future obligations undertaken or to be undertaken by company Comercial Supermercados Santiago S.A., with the related companies Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional S.A., and Ganadera y Forestal Nacional Limitada.

On June 06, 2003, before Notary Public Mr. Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became guarantor and joint debtor of Comercial Supermercados Santiago S.A., in connection to each and every one of the obligations held or to be undertaken by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

(e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$52,604, were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the companies.

(f) Other contingencies

On February 21, 2003 an Extraordinary Shareholders Meeting of company Supermercados Unimarc S.A. was held, the purpose of which was to issue an opinion in connection to Official Letter 00154 dated January 08, 2003, issued by the Superintendence of Securities and Insurance, whereby it is being instructed that the Company should adjust its financial information as of December 31, 2001, as well as to re-issue its financial statements for the quarterly periods of year 2002, to include the adjustments and effects that have taken place.

As of the date of submittal of these financial statements, a sentence has been awarded in connection to the recourse of claim filed by the Company. In fact, on August 21, 2003, the Seventh Courtroom of the Court of Appeals of Santiago decided no to admit the recourse of complaint filed by the Company in connection to Ordinary Official Letter number 09181, dated December 9, 2002, clarified through Ordinary Official Letter number 00154, dated January 08, 2003, whereby instructions were given to the effect of adjusting the financial information submitted by the Company as of the closing of the 2001 period. As October 16, 2003, the society presents at the Chilean Superintendencia de Valores y Seguros the requested modifications.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	09-30-03	09-30-02	09-30-04	Assets	09-30-05	Assets	09-30-06	Assets
Corp Banca	S.M. Unimarc S.A.	NO	Mortgage	0	5,579,701	3,062,310	1,993,409	0	0	0	0	0	0

BHIF	S.M. Unimarc S.A.	NO	Mortgage	0	2,853,153	20,809	220,801	0	0	0	0	0	0

Scotiabank	S.M. Unimarc S.A.	NO	Mortgage	0	503,278	105,042	144,952	0	0	0	0	0	0

Santiago	S.M. Unimarc S.A.	NO	Mortgage	0	10,889,575	1,113,957	1,146,835	0	0	0	0	0	0

24. DOMESTIC AND FOREIGN CURRENCY Assets

ITEM	CURRENCY	AMOUNT
		09-30-2003	09-30-2002
Current Assets
Available	US$	132	3,837
Prepaid Expenses	UF	111,505	2,129
Receivables	US	1,878	24,509
Other Current Assets	Arg. Peso	394,238	792,545
Other Current Assets		$23,153,107	27,593,036
Prepaid Expenses	US$	270,046	306,397
Other Current Assets	UF	14,246	34,088
Receivables	UF	192,431	29,357
Time Deposits	US$	240,357	0
Inventories	US$	40,268	0
Prepaid Expenses	UF	0	0
Debtors from sales	US$	20,050	0
Other Current Assets	US$	14,101	13,247

Fixed Assets
Fixed assets		$87,806,832	96,860,412
Fixed assets	Arg. $	50,429,439	60,800,522

Other Assets
Other Assets		$9,416,580	23,893,890
Other Assets	UF	62,235	186,209
Other Assets	Arg. $	829,898	682,858
Related co. Notes Receivable	US$	12,283,547	0
Long-term Debtors	US$	400,613	400,379
Notes Receivable	UF	174,831	203,784
Other Assets	US$	11,609	0
Total Assets
	US$	13,282,601	748,369
	UF	555,248	455,567
	Arg. $	51,653,575	62,275,925
		$120,376,519	148,347,338

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		09-30-2003		09-30-2002		09-30-2003		09-30-2002
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	2,808,111	0	3,215,781	0	0	0	0	8.00
Obligations with banks	US$	0	0	17,907,537	0	0	9.00%	4,994,255	8.00
Obligations with banks	Arg. $	96,454	0	74,231	0	120,606	0	222,698	0
Sundry creditors	US$	38,546	0	67,104	0	227,945	0	141,602	0
Sundry creditors	US$	72,681	0	77,542	0	0	0	270,409	0
Sundry creditors	US$	266	0	556,664	0	0	0	0	0
Sundry creditors	UF	55,878	0	32,104	0	71,192	0	0	0
Sundry creditors	UF	32,519	0	190,177	0	36,036	0	0	0
Sundry creditors	UF	12,312	0	610,774	0	0	0	37,475	0
Sundry creditors	Non-readj $	184,640	0	131,708	0	78,524	0	0	0
Notes payable	Non-readj $	18,509,482	0	21,102,526	0	0	0	0	0
Notes payable	Arg. $	1,413,405	0	249,184	0	0	0	0	0
Notes payable	US$	5,040,196	0	5,131,403	0	0	0	0	0
Accounts payable	Arg. $	158,539	0	1,657,319	0	0	0	0	0
Accounts payable	Non-readj $	12,526	0	168,308	0	0	0	0	0
Accounts payable	US$	4,547	0	391,985	0	0	0	0	0
Related co. Notes & acc. Payable	Non-readj $	1,875,417	0	2,170369	0	0	0	0	0
Related co. Notes & acc. Payable	US$	916,159	0	297,376	0	0	0	0	0
Related co. Notes & acc. Payable	Arg. $	525,613	0	724,750	0	0	0	0	0

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		09-30-2003		09-30-2002		09-30-2003		09-30-2002
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Other liabilities	Arg. $	77,226	0	4,533,932	0	0	0	0	0
Other liabilities	US$	198,291	0	0	0	594,873	0	0	0
Other liabilities	Non-readj $	1,204,449	0	1,360,523	0	0	0	0	0
Sundry creditors	UF	0	0	0	0	0	0	0	0
Bank obligation	Non-readj $	1,155,910	0	2,000,267	0	5,444,091	0	0	0
Sundry creditors	US$	23,736	0	0	0	202,466	0	0	0
Advanced incomes	US$	0	0	231,133	0	0	0	693,399	0
Related co. Notes &acc. Payable	UF	80,662	0	0	0	251,942	0	0	0
Total Current Liabilities
	UF	2,989,482		4,048,836		359,170		37,475
	US$	6,294,422		24,660,744		1,025,284		6,099,665
	Arg. $	2,271,237		7,239,416		120,606		222,698
	Non-readj $	22,942,424		26,933,701		5,522,615		0

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 09-30-2003

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	199,537	0	249,201	0	780,453	0	403,149	0
Sundry creditors	US$	154,964	0	0	0	0	0	0	0
Sundry creditors	US$	451,700	0	0	0	0	0	0	0
Sundry creditors	US$	188,054	0	0	0	0	0	0	0
Other related co. Notes & acc. Payable	ARG. $	5,648	0	0	0	0	0	0	0
Other related co. Notes & acc. payable	UF	1,257,565	0	1,452,257	0	2,553,110	0	11,952,709	0
Other long-term liabilities	US$	1,586,328	0	1,586,328	0	594,873	0	0	0
Obligations with banks	UF	1,126,193	0	1,206,866	0	283,581	0	0	0
Obligations with banks	ARG. $	286,760	0	143,381	0	0	0	0	0
Obligations with banks	US$	6,282,290	0	7,938,910	0	2,486,330	0	0	0
Other related co. Notes & acc. Payable	US$	0	0	0	0	0	0	0	0
	UF	2,583,295	0	2,908,324	0	3,617,144	0	12,355,858	0
	US$	8,663,336	0	9,525,238	0	3,081,203	0	0	0
	ARG. $	292,408	0	143,381	0	0	0	0	0

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Previous Period 09-30-2002

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,087,259	0	1,148,080	0	910,134	0	0	0
Obligations with banks	US$	2,086,813	0	1,408,440	0	1,900,574	0	0	0
Obligations with banks	ARG. $	160,404	0	0	0	0	0	0	0
Notes payable	ARG. $	319,633	0	0	0	0	0	0	0
Sundry creditors	UF	171,531	0	212,513	0	689,708	0	608,357	0
Sundry creditors	US$	421,469	0	0	0	0	0	0	0
Sundry creditors	US$	455,751	0	0	0	0	0	0	0
Related co. Notes & acc. Payable	UF	1,050,515	0	1,302,943	0	2,236,842	0	13,021,571	0
Related co. Notes & acc. payable	Non-readj. Ch$	11,215	0	0	0	0	0	0	0
Other long-term liabilities	Non-readj. Ch$	0	0	0	0	0	0	0	0
Other long-term liabilities	US$	1,849,064	0	1,894,064	0	1,617,946	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
	UF	2,309,305		2,663,536		3,836,684		13,629,928
	US$	4,813,097		3,257,504		3,518,520		0
	ARG. $	480,037		0		0		0
	Non-readj. Ch$	11,215		0		0		0

25. PENALTIES

Fine Penalty Imposed on the Companys Board of Directors

On July 30, 2003, through Exempt Resolution number 218, the Superintendence of Securities and Insurance applied a fine penalty in the amount of U.F. 300 upon each one of the Directors of the Company, on the grounds of non-existing acts and omissions in connection to the rescheduling of the credit subscribed with the State Street Bank and Trust Company on August 04, 1998.

On August 13, 2003, at the Eighteenth Civil Court of Santiago, a lawsuit was filed complaining against the fines imposed through the aforementioned Exempt Resolution, which as of the date of submittal of these financial statements is still pending.

As of September 30, 2003, doesn't exist other sanctions that affect neither to the society or their management.

26. SUBSEQUENT FACTS

As of November 5, 2003, took place the extraordinary shareholders meeting of Supermercados Unimarc S.A., whose object was: "Putting shareholders in knowledge and ratify the re-sending of the financial statements adjusted according to the Official Letter number 07981 dated September 29, 2003 of the Chilean Superintendencia de Valores y Seguros". The extraordinary shareholders meeting ratified the re-sending of the financial statements adjusted, corresponding to the reports from December 31, of 2001 and 2002, and the quarterly periods of March, June and September of 2002 and March and June of 2003, what it was approved unanimously.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level. Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At September 30, 2003 and 2002, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2003 M$	2002 M$
Suppliers of Goods	22,718,703	25,623,325
Suppliers of Frozen	371,352	595,606
Suppliers of Transportation	51,063	14,998
Hipermarc Suppliers	1,821,965	249,184
Total	24,963,083	26,483,113

29. PREPAID EXPENSES

At September 30, 2003 and 2002, the breakdown of this item is the following:
ITEMS	2003 M$	2002 M$

Operating Materials	553,568	678,272
Prepaid Publicity	34,590	125,127
Prepaid insurance	112,559	9,296
Other prepaid expenses	160,472	180,949

Total	861,189	993,644

30. SHORT AND LONG TERM SUNDRY CREDITORS

At September 30, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short - Term		Long -Term
	2003	2002	2003	2002
	M$	M$	M$	M$
Creditors for Leasing	198,877	278,620	1,753,137	2,016,930
Securities Received	32,519	32,104	0	0
Drawn and not collected checks	166,361	107,371	0	0
Computational System Financing	300,626	347,951	188,054	542,400
Other creditors (Insurance, Freight, Custom Duties)	338,358	1,349,512	485,867	0
Total	1,036,741	2,115,558	2,427,058	2,559,330

RELEVANT FACTS

Relevant Fact dated March 31, 2003:

On March 31, the Superintendence of Securities and Insurance was informed that since the value of the American Depositary Shares (ADR's) of company Supermercados Unimarc S.A. listed in the New York Stock Exchange was less than US$ 1 (one dollar of the United States of America) for a consecutive period of 30 days of operation of said market, that stock exchange has announced that it would suspend the transactions of those instruments prior to the opening for business on April 02, 2003, in accordance with the Company, as per decisions made on March 28, 2003.

In connection to the above-stated relevant fact, on May 01, 2003, the New York Stock Exchange informed us that the SEC (Securities and Exchange Commission) under an instruction dated April 29, 2003, and in accordance to its regulations, approved the removal of the ADRs that Supermercados Unimarc S.A. (each one representing 50 ordinary shares) had in the list and records of titles under the Securities Exchange Act of 1934.

The removal or de-listing became effective on April 30, 2003, at the opening of the exchange business day, in accordance to the Commissions instructions.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

As of September 30, 2003, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$185,867,943, that is a decrease of 12.25% and 7.78% as compared to September and December 2002, respectively.

The main assets that show increase during the period under analysis are:

- During this period as of September 2003, there were time deposits that implied 100% increase in this item as compared to year 2002 - under available as they were placed under this modality.

- Receivables: This item shows a slight increase as compared to September of year 2002 as a consequence of higher sales with credit instruments namely credit cards.

- Short Term Notes and Accounts Receivable from Related Companies: This item shows an increase as of September 2003 as contrasted to September and December of year 2002, in the form of loans and invoices receivable, which as of the closing of this period yields a positive balance.

The main decreases are:

- Available: This item shows a decrease of 70.90% as compared to September 2002, mainly due to the checks that they had been issued and not collected.

- Debtors from sales: This item shows a decrease as compared to September and December of year 2002, which is explained by the lower sales on a simple credit basis, and a better management of collection.

- Other Current Assets: This item shows a decrease as compared to the identical period in the previous year, due to the application of the above-stated funds, in an amount of approximately US$ 2,000,000 the debt with German Bank KfW.

- The Fixed Assets item presents an aggregate decrease of 12.32% as compared to September 2002, explained by the sale of assets by what is described in 4.1 of these analyses.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of September 30, 2003 amounted to ThCh$185,867,943 which represents a decrease of 12.72% and 7.78%, as compared to September and December of year 2002 respectively.

This is mainly due to the decrease of payables on a short and long-term basis, due to the payment of these instruments during this period. The Short and Long Term Obligations with Banks and Financial Institutions show an aggregate decrease of 20.85% as a consequence of the service of these financial debts during this period, despite the decrease in payables, which rose 5.74% as compared to September 2002.

1.3 Current Liquidity

The Liquidity Index is 0.59 times as of September 30, 2003 that is a 40.48% increase if compared to September of year 2002. This is due to the higher decrease of current liabilities, especially accounts payable and Obligations with Banks and Financial Institutions, than to the decrease of the current asset accounts when comparing these to periods.

1.4 Acid Ratio

This ratio was 0.31 times as of September 30, 2003, whereas as of September 2002 it was 0.25 times. This index variation when comparing these two periods, explained by the higher decrease of current liabilities than the decrease of the current assets.

1.5 Indebtedness Ratio

As of September 30, 2003 this ratio is 0.84 times, that is a 12.50% decrease as compared to September 2002, this is mainly due to the decrease in notes payable in the items Short and Long Term, and in Short and Long Term Obligations with Banks and Financial Institutions, and accounts payable these debts were served during this period.

1.6 Short and Long Term Debt versus Total Debt

The index of short-term debt over total debt was 49.0% in the year 2003 and 66.7% and 62.3% at September and December 2002. The decrease in this index is explained by the classification change of Obligations with Banks and Financial Institutions from the short-term to the long-term, because of credit with Bank Boston was restructured. For that reason, in this period increased long-term obligation with banks.

1.7 Coverage of Financial Expenses

The consolidated coverage index as of September 30, 2003 is lower if compared to September in the previous period. This variation is explained by the aggregate loss in the income for this period, and a decrease in these expenses.

2. Income Analysis

During the period as of September 2003, the company evidenced a loss of ThCh$4,599,788 which represents a decrease as compared to the income as of September 2002. This is due to the companys negative operating income and non-operating income.

2.1 Income from Operation

This item shows that for Supermercados Unimarc S.A. and affiliates as September of year 2003 there was a rise to ThCh$95,036,633, that is an increase, as compared to September 2002. The above is due to an increase in the volume of sales despite the fact that, because of the competition in the supermarket industry, there has been a decrease in the sale in some of our supermarkets.

2.2 Costs of Operation

As of September of year 2003, the costs rose to ThCh$ 73,793,666, which represents a decrease of 1.32%, as a percentage of the Income from Operation, if, compared to the results at September 2002, and a decrease of 1.64% as compared to December of that year.

2.3 Margin of Operation

The margin of operation as of September of year 2003 was ThCh$21,242,967 - that is 10.23% higher if compared to the ThCh$19,271,681 evidenced as of September of year 2002.

As a percentage of income, the margin of operation rises from 21.31% since September of year 2002 to 22.35% as of September this year, due to the reason explained in the previous number.

2.4 Administrative and Sales Expenses

As of September 2003 the administrative and sales expenses were ThCh$ 23,933,077, as compared to the ThCh$ 23,337,884 of September 2002. This represents an increase of 2.55%, as compared to the same period in the previous year, which is explained, by the increase in the costs of administration and sales caused by the opening of new stores.

2.5 Operating Income

The operating income as of September of year 2003 was minus ThCh$2,690,110, which represents a decrease as compared to September 2002. As a percentage of the income, the operating income decreased from -4.50% as of September of year 2002 to -2.83% as of September of year 2003.

2.6 Non Operating Income

The non-operating income as of September 2003 was minus ThCh$2,911,019 - whereas at September of year 2002 there was a minus ThCh$4,491,225. That is for the decrease the financial expenses and other non-operating expenses.

2.7 Financial Expenses

The financial expenses of the company in the present period show a decrease if compared to September of year 2002, this reflects the decrease of the financial debt, and liabilities for investment.

2.8 Income before Tax

As of September 2003, the result is negative in an amount of ThCh$5,601,129, which reflect a better relation to the income that registered in the same period of the previous year, which is explained by the operational and non-operational negative income in this period.

2.9 Profits (Loss) after Taxes

The result as of September 2003 is a loss as compared to September 2002, this is explained mainly by income tax, as compared this two periods.

3. Cash Flow Statement Analysis

The final cash balance as of September 30, 2003 and 2002 was ThCh$555.229 and ThCh$1,071.792, respectively.

	2003 ThCh$	2002 ThCh$
Flow from operating activities	-2,965,201	-5,822,154
Flow from financing activities	864,957	-3,397,989
Flow for Investment activities	798,139	7,103,148
Inflation effect	-2,788	35,801
Opening balance	1,857,122	3,152,986

Final balance of cash and cash equivalent	555,229	1,071,792

The increase in the operating activities as of September 2003 as compared to the previous year is explained by the lower payment to supplier and personnel.

The variation of the financing flow when comparing both periods it is mainly due to the higher increase in the obtaining of loans from related companies, than to the payment of loans.

The flow for investment activities shows mainly in the decrease in the sale of fixed assets, and to the increase in other investment income, as permanent investments.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The companys total consolidated assets are comprised 74.37% by Fixed Assets, 3.82% by Accounts Receivable from Related Companies on a short term basis and 6.15% corresponding to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal dispositions that have instructed by the Servicio de Impuestos Internos. Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

A revision has been made of the condition and value of the fixed assets, other assets and intangibles maintained and used over the long term, and based on estimations and projections made. It has been concluded that there is no deterioration in them, which could materially affect their depreciation value, or that their net depreciation value exceeds their liquidation value valor for the particular case of the fixed assets.

4.1 Investments and Disposals.

During The period under analysis certain disposals and investments were made in some fixed assets according to the following breakdown:

In this period some investments were made in Machinery and Equipment, and facilities for the remodeling of several stores of our supermarket chain.

The main disposals in the period were:

  Sale of real estate called Land San Pablo in the borough of Santiago

  Sale of real estate called Land Talca in the borough of Talca

  Sale of real estate called Land Cerro Colorado in the borough of Las Condes

4.2 Inventory Turnover.

As of September 30, 2003 the inventory turnover is 6.50 times and 5.26 times as compared to the same period in the previous year, this increase of 23.70% reflects the increase in the volume of sales.

4.3 Inventory Permanence.

As of September 30, 2003 the inventory permanence is 41.53 days and on the last period of the previous year it was 51.37 days, this explains the increase in the volume of sales in this period.

5. Profitability Analysis

5.1 Profitability of the Equity.

As of September 30, 2003 this profitability is minus 4.5% whereas for identical period of the previous year it is 3.7%. This reflects the decrease in the aggregate result for this period.

5.2 Profitability of the Assets.

In this period the profitability of the assets represents minus 2.5% whereas for the same period in the previous year it is minus 1.9%, which reflects the result as of September 30, 2003 despite of the decrease in the total assets as compared to the same period in the previous year.

5.3 Performance of the Operating Assets

The performance of these assets as of September 30, 2003 is minus 15.3%, which represents an increase if compared to September 30, of the previous year, which was 18.67%. This is due to the increase in the operating income of this period, notwithstanding the decrease in the average assets.

The asset accounts considered in this analysis are:

Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of September 30, 2002 was minus $3.65 per share, where for identical period in year 2002 it was $3,19 per share. This is explained by the higher negative result in this period as compared to the one last year.

5.5 Return on Dividends

In the period ending September 30, 2003 no dividends were distributed. The unit share value as of the closing of each period is $ 8.00 and $15.00 respectively.

6. Markets in which it participates and the competition that it faces.

When analyzing the sale statistics made available by the Instituto Nacional de Estadisticas, INE, it may be seen that nominal sales during the period ending in September 2003, as compared to the same period in year 2002, grew by 10.8%, whereas the actual sales index varied by 9.4%.

In September 2003, as compared to previous month of the same year, there was a nominal variation of -2.9% and an actual variation of -2.6%.

On the other hand, sales in September 2003, as compared to those of September 2002 increased by 7.6% nominal and 7.8% actual.

Sales recorded in September 2003 correspond to 678 stores with over 3 cash registers in the entire country, which must be compared to the 646 establishments that operated in September 2002. If we also consider that during that period 29 supermarkets have been closed, mainly in regional sites, it is concluded that in 12 months 60 new establishments have been opened.

In accordance to the methodology applied, the new stores that started business over the last year are incorporated. They answer for 5.3% of the total sales in September.

The nominal index is calculated with the statistical data compiled by the INE over the net monthly sales, that is, excluding the VAT. The actual index is calculated considering a specific price index of the products marketed by the supermarkets as deflator.

6.1 Sales and Market Share.

The supermarket industry in Chile is in a deep consolidation process, mainly stressed by the high concentration of the market in a few players, the above, in addition to the high efficiency and know how of the domestic supermarket chains has discouraged the entry of new foreign chains, despite their presence in neighboring countries such as the case of Wal-Mart with stores in Argentina, Brazil and Mexico

On the other hand, the increase in square meters in the industry has been largely led by the hypermarkets chains which, by way of this format, have incremented their market share. Also they have incorporated new product lines such as household appliances, tools and other items. Unimarc is not a participant in such efforts; we rather concentrate our marketing strategies in the traditional supermarket lines of products, further promoting our own brands in order to provide quality products at a lower price. These products are a high turnover alternative to traditional products.

During the present year, the industry of the supermarkets stood in an aggressive competition in the sector; through generation of campaigns advertising's, like for example, "low prices always", "packages promotions", etc. In this sense, Supermercados Unimarc created during the year the campaign "prices for wholesale", and added to the promotions in catalogs and pamphlets for to motivate the purchase of new consumers and to maintain fidelity of their clients.

7. Market Risk Analysis.

In the national environment, the monthly growth in the economic activity, according to index IMACEC, it have shown quite encouraging figures during the present year, being hoped a growth of the economy around the 3 to 3,5%, what without a doubt will be reflected in the sales of the supermarkets of the country.

On the other hand, in the trimester May to July the unemployment to national level was 9.4%, thus is located 0.2 per point below that in the same period of the previous year, this affect in the increase of the index of trust of the consumer, that in September of this year marked the higher level since year 2000. These indexes are clear signs of positive tendency, which affects in the consumption of the people, with an effect positive to the retail sector and particularly in the industry of the supermarkets.

From the scope of the exchange rate, the boost of the dollar at the beginning of the year has caused a decrease in purchasing power in the consumers due to the fact that imported goods have become more expensive. However, in the last few weeks the domestic currency has recovered due to an improvement in both domestic and international expectations, the end of the Iraq war, the improvement in the economy in Argentina, the signs of fiscal health in Brazil, etc.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective the company maintains a long term related debt denominated to Argentinean pesos which represents a risk from the perspective of the exchange rate, as a consequence of the instability of that countrys economy. As to liabilities, the company has debts at an average rate of 4.90%, which is comprised of 22.73% in domestic currency and 77.27% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state the Supermercados Unimarc S.A. operating income in foreign currency represents 1.01% of the total Operating Income, which is comprised of 89.93% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 10.07% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.15% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As September 30, 2003
ASSETS	30-Sep-03	30-Jun-02	31-Dic-02	30-Sep-02

Available	311,872	1,693,896	1,743,624	1,071,792
Term Deposits	240,357	350,201	0	0
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,225,680	1,149,979	1,643,169	1,330,011
Notes Receivable (Net)	2,606,190	2,793,809	2,714,691	2,424,081
Sundry Debtors (Net)	221,203	85,598	423,673	1,542,282
Related Co. Bills receivables and Debtors	7,102,624	10,029,452	3,473,018	6,188,764
Inventories (Net)	11,421,871	11,225,237	10,520,327	11,277,720
Recoverable Taxes	380,340	713,022	798,013	984,641
Prepaid Expenses	861,189	635,096	597,040	993,644
Deferred Taxes	0	0	0	1,264,187
Other Current Assets	81,033	146,878	96,415	1,722,024
Total Current Assets	24,452,359	28,823,168	22,009,970	28,799,146

Land	40,049,426	43,904,558	45,657,970	46,077,679
Construction and Infrastructure Works	61,459,029	63,971,257	65,743,684	69,228,160
Machinery and Equipment	22,189,266	22,317,591	22,480,700	31,346,163
Other Fixed Assets	36,732,931	37,427,184	37,719,549	43,920,820
Depreciation (Less)	-22,194,381	-21,350,654	-19,082,115	-32,911,888
Total Fixed Assets	138,236,271	146,269,936	152,519,788	157,660,934

Investment in Related Companies	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	15,474,748	15,789,147	16,794,827	17,113,792
Higher Value of Investments (less)	-39,253	-40,561	-46,880	-4,611
Long - Term Debtors	575,444	578,183	581,940	659,027
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	5,382,179	5,421,574	7,420,655	5,078,906
Intangibles	11,103	187,896	11,820	12,328
Amortization (Less)	0	0	0	0
Other	1,775,092	1,607,887	2,245,391	2507,677
Total Other Assets	23,179,313	23,544,126	27,007,753	25,367,119

Total Assets	185,867,943	198,637,230	201,537,511	211,827,199

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As September 30, 2003
LIABILITIES	30-Sep-03	30-Jun-03	31-Dic-02	30-Sep-02
Short -Term Obligation Banks & Financial Inst.	6,288,165	22,415,395	23,813,055	25,413,949
Obligation with Banks & Financial Inst. L/T Portion	3,337,007	1,463,580	1,092,515	3,000,820
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	24,963,083	27,135,584	25,234,135	26,483,113
Notes Payable	175,612	230,200	430,032	2,217,612
Sundry Creditors	1,036,741	1,301,855	1,546,525	2,115,558
Related Co. Notes and Accounts Payable	3,649,793	6,996,500	2,265,479	3,192,495
Provisions	622,639	379,304	1,364,800	5,122,544
Withholdings	366,942	416,520	656,327	491,038
Income Tax	68,498	92,529	197,337	279,237
Income Received in Advance	793,164	839,783	886,210	924,532
Deferred Taxes	222,005	168,979	16,761	0
Other Current Liabilities	1,591	1,593	1,611	1,637
Total Current Liabilities	41,525,240	61,441,822	57,504,787	69,242,535
Obligations with Banks & Financial Inst.	19,754,311	7,768,705	8,450,421	8,701,704
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	0	0	1,356,667	11,215
Sundry Creditors	2,427,058	2,555,358	2,763,333	2,559,330
Related Co. Notes and Account Payable.	17,221,289	17,747,614	17,465,487	17,931,505
Provisions	0	0	0	0
Other Long -Term Current Liabilities	3,767,529	4,198,912	4,799,737	5,316,072
Total Long -Term Liabilities	43,170,187	32,270,589	34,835,645	34,519,826
Minority Interest	21,595	72,756	80,249	81,715
Paid-in Capital	55,873,978	55,928,852	56,544,466	55,819,732
Capital Revaluation Reserves	670,488	615,229	0	725,657
Share premium	28,921,788	28,922,102	28,921,788	28,922,259
Other Reserves	0	0	0	0
Develop Period Accumulated Deficit (less)	-928,294	1,044,833	2,437,827	3,706,9567
Retained Earnings	16,612,961	18,340,047	21,212,749	18,808,508
Future Dividends Reserves	0	0	0	0
Accumulated Profits	21,212,749	21,212,980	22,831,755	22,832,012
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	-4,599,788	-2,872,933	-1,619,006	-4,023,504
Interim Dividends (less)	0	0	0	0
Total Equity	101,150,921	104,852,063	109,116,830	107,983,123
Total Liabilities	185,867,943	198,637,230	201,537,511	211,827,199

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As September 30, 2003
INCOME STATEMENT	30-Sep-03	30-Jun-03	31-Dic-02	30-Sep-02

Trading Income	95,036,633	62,637,658	123,811,679	90,439,966
Operating costs	-73,793,666	-48,350,216	-97,744,397	-71,168,285
Trading Margin	21,242,967	14,287,442	26,067,282	19,271,681
Adm. and Sales Expenses	-23,933,077	-15,721,903	-33,547,540	-23,337,884
Operating Results	-2,690,110	-1,434,461	-7,480,258	-4,066,203
Financial Income	62,940	51,322	143,713	136,242
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	1,033,201	813,564	2,404,274	405,842
Related Comp. Invest. Losses	-1,537	0	0	0
Lower Value Invest. Amortization	-1,762,375	-1,447,982	-1,279,543	-959,451
Financial Expenses	-2,370,121	-1,837,780	-4,831,006	-3,580,178
Other non-operating expenses	-226,567	-33,626	-1,095,431	-1,119,786
Price-level restatement	353,440	221,069	-493,508	270,220
Exchange rate differences	0	-246,290	5,343,544	355,886
Non-Trading Income	-2,911,019	-2,479,723	192,043	-4,491,225
Profit Before Tax	-5,601,129	-3,914,184	-7,288,215	-8,557,428
Income Tax	181,195	225,365	5,658,851	4,529,197
Consolidated (Loss) Profit	-5,419,934	-3,688,819	-1,629,364	-4,028,231
Minority Interest	6,390	6,307	5,560	4,692
Net (Loss) Profit	-5,413,544	-3,682,512	-1,623,804	-4,023,539
Higher Value Invest. Amortization	813,756	809,579	4,798	35
Profits (Loss) of the Period	-4,599,788	-2,872,933	-1,619,006	-4,023,504

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As September 30, 2003
FINANCIAL RATIOS	30-Sep-03	30-Jun-03	31-Dec-02	30-Sep-02
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	-3.65	-2.28	-1.28	-3.19
Book Value ($)	80.16	83.09	86.47	85.58